04010213

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Royal Nedlloyd N.V.

*CURRENT ADDRESS Boompjes 40 - 3011 XB Rotterdam The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

FILE NO. 82- 1056 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : ~~2/27~~/04 3/2

Nedlloyd



ANNUAL REPORT ROYAL NEDLLOYD N V

2001

Nedlloyd

ANNUAL REPORT ROYAL NEDLLOYD N.V.

2001

PROFILE

Royal Nedlloyd N.V. is an international logistics services company with headquarters in Rotterdam. Nedlloyd's core activities are container logistics through the network of global shipping links of P&O Nedlloyd, the world's second largest container carrier by capacity (turnover 2001: approximately US $ 4.7 billion), in which Nedlloyd holds a 50% interest. Nedlloyd also holds a 50% interest in Martinair airline company.

The Company's shares are listed on the Amsterdam and Frankfurt stock exchanges. Moreover these can be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts). Options are also traded in Amsterdam.

MISSION

Royal Nedlloyd N.V.'s principle aim is to ensure the strongest possible position for P&O Nedlloyd in the global container shipping industry, and to achieve enduring profitability. Nedlloyd aims at offering its shareholders a competitive return on their investment in the Company.

CONTENTS

Key dates

2002

Publication of the results for the year 2001	7 March
General Meeting of Shareholders	8 May
Publication first-quarter results	8 May
Publication half-year results	15 August
Publication third-quarter results	14 November

2003

Publication of the results for the year 2002	6 March
General Meeting of Shareholders	7 May
Publication first-quarter results	7 May
Publication half-year results	14 August
Publication third-quarter results	13 November

KEY FIGURES NEDLLOYD

	2001	2000
Financial statements (x € 1 million)		
Operating result	**– 6**	– 6
Share in result of joint venture P&O Nedlloyd	**8**	70
Share in results of other non-consolidated participations	**– 3**	– 20
Interest income minus interest expense	**7**	6
Result on ordinary activities after taxation	**6**	50
Extraordinary result after taxation	**–**	86
Net result	**6**	136
Shareholders' equity	**1,086**	1,040
Group equity	**1,086**	1,040
Capital employed	**999**	986
Capital expenditure on tangible fixed assets	**0**	1
Depreciation	**0**	0
Cash flow	**6**	136
Data per ordinary share outstanding (x € 1)		
Result on ordinary activities after taxation	**0.27**	2.19
Net result	**0.27**	5.96
Result on ordinary activities after taxation fully diluted	**0.27**	2.18
Net result fully diluted	**0.27**	5.93
Cash flow	**0.27**	5.96
Dividend	**1.00**	1.00
Shareholders' equity	**51.46**	45.53
Average number of ordinary shares outstanding (x 1,000)	**22,560**	22,818
Average number of ordinary shares outstanding fully diluted (x 1,000)	**22,630**	22,921
Ratios (in %)		
Result on ordinary activities after taxation / average shareholders' equity	**0.6**	4.8
Net result / average shareholders' equity	**0.6**	13.1
Group equity / balance sheet total	**93.6**	90.4
Staff*		
Average number of staff	**71**	102
Number of staff at year end	**69**	73
Of which in the Netherlands	**69**	73

* Inclusive Nedlloyd Internal Services B.V.

For definitions please refer to page 57.

KEY FIGURES PER ACTIVITY

(amounts in € 1 million)

	2001	2000
Ocean Shipping		
Share in result of joint venture P&O Nedlloyd	**8**	70
Book value of share in joint venture P&O Nedlloyd	**864**	807

Share in result of joint venture P&O Nedlloyd



50
40
30
20
10
0
-10
-20
-30
00 I
00 II
00 III
00 IV
01 I
01 II
01 III
01 IV
€ mln

	2001	2000
Other activities		
Share in result of Martinair	**- 3**	- 22
Book value of share in Martinair	**142**	127
Share in result of Mammoet	**0**	2
Book value of investments	**3**	3

For definitions please refer to page 57.

KEY FIGURES NEDLLOYD IN US DOLLARS

Below we present the key figures of the consolidated financial statements of Nedlloyd, originally prepared in Euros, converted into US dollars.

	2001	2000
Euro / US dollar exchange rates:		
Balance sheet items	**0.88**	0.93
Profit and loss account and cash flow statement items	**0.89**	0.92

Financial statements (x US $ 1 million)

Net turnover	**–**	–
Operating result	**– 5**	– 6
Share in result of joint venture P&O Nedlloyd	**7**	64
Share in results of other non-consolidated participations	**– 3**	– 18
Interest income minus interest expense	**6**	6
Result on ordinary activities after taxation	**5**	46
Extraordinary result after taxation	**–**	79
Net result	**5**	125
Shareholders' equity	**956**	967
Group equity	**956**	967
Interest-bearing debts	**–**	–
Capital employed	**879**	917
Capital expenditure on tangible fixed assets	**0**	1
Depreciation	**0**	0
Cash flow	**5**	125

Data per ordinary share outstanding (US $ 1):

Result on ordinary activities after taxation	**0.24**	2.01
Net result	**0.24**	5.48
Result on ordinary activities after taxation fully diluted	**0.24**	2.01
Net result fully diluted	**0.24**	5.46
Cash flow	**0.24**	5.48
Dividend	**0.88**	0.93
Shareholders' equity	**45.28**	42.34

For definitions please refer to page 57.

Financial statements and dividend proposal
The Royal Nedlloyd N.V. Annual Report 2001 includes the financial statements as prepared by the Executive Board, which we adopted on 6 March 2002, after having discussed them with the external auditors KPMG Accountants N.V. The Auditors' Report issued by KPMG Accountants N.V. is set forth on page 50 of this Report.

Nedlloyd ended the financial year 2001 with a profit of € 6 million. In consideration of this and the company's cash position, and in view of a consistent dividend policy, an unchanged dividend of € 1 per share will be proposed to the shareholders. Since Nedlloyd's 2001 net profit is insufficient to cover this level of dividend it will be proposed that € 1 per share be charged against the shareholders' reserve account.
The financial statements and the proposed charge from the account of the reserves requires the approval of the General Meeting of Shareholders, which will be held on 8 May 2002.

Functioning of the Supervisory Board
The Supervisory Board reviewed the way it and the Executive Board function.
Co-operation with the Executive Board is decidedly considered good.

Meetings with the Executive Board
During the past year we met with the Executive Board eight times. The Supervisory Board was deeply involved in decisions on the strategic positioning of P&O Nedlloyd and the role of Royal Nedlloyd in achieving this, as well as developments with respect to the results and activities of Martinair.
Moreover, the Board had extensive discussions with the Executive Board on the future of Royal Nedlloyd and the use of proceeds generated by the various divestments, including the decision to purchase shares up to a maximum of 10% of the outstanding capital.

It will be proposed to the General Meeting of Shareholders that the repurchased shares be cancelled, with the exception of shares purchased earlier for the purpose of meeting Nedlloyd's remaining outstanding commitments related to employee stock option plans at that time.

As of 1 January 2002 Mr L.J.M. (Leo) Berndsen, who during the course of 2002 reaches the mandatory retirement age, withdrew from the Executive Board. As of the same date he is appointed member of the Supervisory Board. Mr Berndsen also stays on as non-executive Co-Chairman of P&O Nedlloyd. The Board expresses its great appreciation for the efforts that Mr Berndsen undertook for the benefit of Nedlloyd, in particular to bring about the successful P&O Nedlloyd merger and the transfer of Nedlloyd's overland transport activities to Deutsche Post/Danzas. Mr H.H. (Haddo) Meijer, who earlier held a seat on Nedlloyd's Executive Board, was appointed Chairman of the Executive Board as of 1 January 2002. He will continue to serve as Chairman of the Executive Committee of P&O Nedlloyd.

The Board approved the appointment, as of 1 January 2002, of its member Mrs N. Kroes as a non-executive director of P&O Nedlloyd, replacing Mr V.L. Bijvoets, who no longer fulfils a role within the company.
Two members of the Supervisory Board now hold seats on the P&O Nedlloyd Board as non-executive directors. In addition to the appointment of Mr. Meijer this will make the P&O Nedlloyd executive management directly approachable towards Royal Nedlloyd. This will lead to a greater transparency between P&O Nedlloyd and Royal Nedlloyd, and underscores Royal Nedlloyd's direct involvement in P&O Nedlloyd.

Subcommittees of the Supervisory Board

The Audit Committee did not meet separately during the year under review, but met in session together with the entire Supervisory Board, involving the external auditor to review appropriate items.

The appointment and remuneration committees met once in the year under review.

Vacancies on the Supervisory Board

The current Supervisory terms of Messrs Van Royen and Hazelhoff are set to expire in conjunction with the General Meeting of Shareholders on 8 May 2002, due to reaching the current mandatory retirement age of 72. Mr Pohl has expressed a wish to withdraw this year together with the two other members of the Supervisory Board. In their place are appointed Messrs L.J.M. (Leo) Berndsen, as of 1 January 2002, and H.B. (Henk) van Wijk, former member of the Executive Board of AEGON, as of 8 May 2002. The third vacancy has not yet been filled, but this is expected to occur in the course of 2002.

The Works Council and the Committee of Shareholders support the appointments.

Committee of Shareholders

The Report of the Committee of Shareholders is set forth on page 53.

Rotterdam, 6 March 2002

O.H.A. van Royen, Chairman
A.H. Land, Deputy Chairman
L.J.M. Berndsen
R. Hazelhoff
N. Kroes
H.-G. Pohl

THE BOARDS

Supervisory Board

O.H.A. van Royen (72), Chairman
A.H. Land (62), Deputy Chairman
L.J.M. Berndsen (59)
R. Hazelhoff (71)
Mrs N. Kroes (60)
H.-G. Pohl (70)

Executive Board

H.H. Meijer (58)

Managing Directors Staff Departments

R.E. van Meurs (57)
P.V.B. Zwolsman (53)

Board of Directors joint venture P&O Nedlloyd

The Lord Sterling of Plaistow (67), Co-Chairman
L.J.M. Berndsen (59), Co-Chairman
Mrs N. Kroes (60)
Sir Bruce MacPhail (62)
H.H. Meijer (58) *
R.P.M. van Slobbe (49) *
B.M.V. Williams (55) *
R.B. Woods (55) *

* = Executive Committee.

Situation as at 6 March 2002.

DETAILS OF MEMBERS OF THE SUPERVISORY BOARD

O.H.A. van Royen (72), Dutch, Chairman.
Member of the Supervisory Board since 1984;
current term up to 2002.
Former Chairman of the Executive Board of Koninklijke Hoogovens.

A.H. Land (62), Canadian, Deputy Chairman.
Member of the Supervisory Board since 1993;
current term up to 2004.
Former Chairman of the Executive Board of Hagemeyer.
Chairman of the Supervisory Board of MEXX.
Member of the Supervisory Boards of Aalberts Industries, HAL Holding, Rodamco Asia, Rodamco North America and Wavin.

L.J.M. Berndsen (59), Dutch.
Member of the Supervisory Board from 2002;
current term up to 2006.
Former Chairman of the Executive Board of Koninklijke Nedlloyd N.V.
Member of the Supervisory Boards of Corus Netherlands, Delta Lloyd Nuts Ohra, Martinair Holland, Océ, Stichting Exploitatie Nederlandse Staatsloterij and TBI Holdings.

R. Hazelhoff (71), Dutch.
Member of the Supervisory Board since 1995;
current term up to 2002.
Former Chairman of the Executive Boards of ABN AMRO Holding and ABN AMRO Bank.
Chairman of the Supervisory Boards of Heineken, Stichting Exploitatie Nederlandse Staatsloterij, Nederlandse Waterschapsbank, Twentsche Kabel Holding; member of the Supervisory Boards of Exploitatie Maatschappij Carré and Gamma Holding.

Mrs N. Kroes (60), Dutch.
Member of the Supervisory Board since 1992;
current term up to 2004.
Former Minister of Transport and Public Works and former member of the Dutch Lower House.
Member of the Supervisory Boards of Ballast Nedam, Corio, MMO$_2$, NCM Holding, New Skies Satellites, Port Support and Prologis.

H.-G. Pohl (70), German.
Member of the Supervisory Board since 1991;
current term up to 2003.
Former Executive Chairman of Deutsche Shell.
Chairman of the Aufsichtsrat AVIA Mineralöl.
Chairman of Beirat Deutsche AVIA and Benke; Deputy Chairman of the Aufsichtsrat BDO Deutsche Warentreuhand and Fuchs Petrolub.

THE NEDLLOYD SHARE

Listing

Nedlloyd's shares are listed on the stock exchanges of Amsterdam and Frankfurt. Options are also traded on the Euronext Amsterdam.

In addition, the shares also trade in the United States of America through "sponsored" ADRs (American Depositary Receipts).
These ADRs are issued by J.P. Morgan as Depositary Bank, and traded "over-the-counter". Two ADRs represent one ordinary Nedlloyd share.

Indices

Nedlloyd's shares are quoted in the Midkap-index (AMX) of Euronext Amsterdam. Nedlloyd is also a component of the Euronext Next 150 index.

Shareholder profile

The diagram below represents an estimate of the geographic distribution of Nedlloyd's shareholders, based on an analysis of information provided by custodians at the end of 2001.

Geographic distribution of shareholders (end of 2001)



UK
9%
Europe (other)
4%
Benelux countries
75%
Elsewhere
2%
USA
10%

Dutch institutional shareholders clearly increased their ownership in Nedlloyd as a percentage of total capital. Furthermore, share ownership by Belgian institutional shareholders has increased substantially. In the United Kingdom and the United States, investors further decreased their positions in Nedlloyd.

The diagram below represents an analysis of Nedlloyd's global shareholder base by investor type.

Global shareholder base by investor type (end of 2001)



Private investors
19%
Institutional investors
76%
Clearing institutes
5%

Dutch private investors owned approximately 18% of the total shares outstanding, an increase of 5% over the previous year.

The following shareholders have reported an interest of more than 5% in Nedlloyd's share capital, under the terms of the Companies Disclosure Act:

ING N.V., The Netherlands	5.14%	(February 1992)
CGNU Plc., United Kingdom	5.04%	(March 1999)
Delta Deelnemingen Fonds N.V., The Netherlands	5.03%	(September 2000)
Franklin Mutual Series Fund Inc., US	5.12%	(September 2001)
Kempen & Co N.V., The Netherlands	10.27%	(November 2001)

Royal Nedlloyd, as part of the share buy back programme, also reported in October 2001 an interest of more than 5%. Nedlloyd will make a proposal to cancel the purchased shares, as mentioned on page 15.

Furthermore the company has received a report of option rights to preference shares as mentioned on page 52.

Price performance Nedlloyd share

The diagram below shows Nedlloyd's share price performance on Euronext Amsterdam over the past five years versus Amsterdam's AEX-index.

Price performance Nedlloyd 1997 - 2001*



30
25
20
15
10
5
0
Nedlloyd (euros)
800
700
600
500
400
300
200
100
0
AEX Price Index
1997
1998
1999
2000
2001
Nedlloyd
AEX Price Index

* *Nedlloyd's share price has been retroactively adjusted for the capital repayment of € 6 per share (June 2000).*

Nedlloyd's total return for 2001 was – 28.9%, performing worse than both the Dutch market AEX and Midkap indices.
The price performance was influenced in particular by the developments in P&O Nedlloyd and in the container shipping industry.

Key share price data (€ 1)	2001		2000*	
Highest closing price	26.95	(07/05)	24.00	(13/12)
Lowest closing price	13.00	(18/10)	16.00	(18/04)
Year-end closing price	15.50		23.30	
Price / earnings ratio year end	57.41		3.91	
Total return (in%)	– 28.90		– 6.60	

* Figures adjusted for the capital repayment of € 6 per share in June 2000.

Key data listing (x 1,000)	2001	2000
Outstanding share capital		
Number of ordinary shares (year end)	21,105	22,841
Average number of ordinary shares	22,560	22,818
Average number of ordinary shares fully diluted	22,630	22,921
Average number of ADRs outstanding	59	199
Average trading volume (per month)		
Shares (inclusive double count)		
Amsterdam	2,812	3,210
Frankfurt	4	13
Options (Amsterdam)	4	45

Key figures per share (€ 1)		
Result on ordinary activities after taxation	0.27	2.19
Net result / earnings per share	0.27	5.96
Result on ordinary activities after taxation fully diluted	0.27	2.18
Net result fully diluted	0.27	5.93
Cash flow	0.27	5.96
Dividend	1.00	1.00
Dividend yield (in %)	6.45	4.30
Shareholders' equity (year end)	51.46	45.53

Dividend policy

For 2001, a cash dividend of € 1 per share is proposed. Since the profit is insufficient to pay this dividend, it will be proposed to shareholders to charge this payment against the reserves.

Share buy back programme

Royal Nedlloyd completed its share buy back programme in November 2001, purchasing a total of 1.9 million of its own shares at an average price of € 13.90. Including the shares purchased earlier for the employee stock option plan, Royal Nedlloyd has repurchased 9.83% of its outstanding share capital.

At the General Meeting of Shareholders, to be held on 8 May 2002, Royal Nedlloyd will make a proposal to cancel the purchased shares, with the exception of shares purchased earlier for the purpose of meeting Nedlloyd's remaining outstanding commitments related to employee stock option plans at that time.

Any additional stock repurchases will be considered if appropriate circumstances arise.


N.V. NEDERL
SCHEEPVAA
No. E 00132
Nedlloyd
Koninklijke Nedlloyd Groep N.V.

Investor Relations

Policy

Nedlloyd maintains an active investor relations programme and attaches great importance to the direct dialogue between management and the company's shareholders and investors in the global financial community, including analysts, investors and journalists.
Nedlloyd reports its results quarterly and undertakes regular roadshows, meetings, and conference calls for the benefit of its institutional investors throughout Europe and the United States. In addition, our investor relations policy actively targets Dutch private investors through meetings such as company visits and information provided via the Internet.

Internet communications

The Internet is an important medium for improving communications with the target groups.
The website, www.nedlloyd.com, provides comprehensive information, including press releases, presentations, annual and quarterly reports and other financial information, as well as an e-mail service both in Dutch and English.

Shareholder Communication Channel

In order to enable direct communication between the company and shareholders and to increase participation rates and facilitate proxy voting at shareholder meetings, Nedlloyd is one of the eleven founding members of the Shareholder Communication Channel. Shareholders can register for online access to the Channel by contacting their stockbroker or the service department of their bank. Further information may be optained through the Nedlloyd website.

In addition to sending information via the Communication Channel, in 2001 Nedlloyd also made it possible for shareholders to submit their votes on resolutions at the General Meeting of Shareholders using this channel.

Liquidity providers

In 2001 Euronext Amsterdam changed over to a new market making system. Part of this system involves registered parties who provide liquidity to increase trading in specific securities, similar to a specialist. Although Nedlloyd is not under any obligation to appoint these parties, Dexia Securities, ING Barings and Rabo Securities function as the registered liquidity providers to Nedlloyd.

Please contact:

Investor Relations:
tel: +31 (0)10-4006911
fax: +31 (0)10-4006828
e-mail: investor.relations@nedlloyd.com

Corporate Public Relations:
tel: +31 (0)10-4006813
fax: +31 (0)10-4006460
e-mail: hans.drenthe@nedlloyd.com

internet: www.nedlloyd.com

MAJOR EVENTS IN 2001

January	P&O Nedlloyd signs a letter of intent concerning its participation in *"Ocean Connect"*, the worldwide internet platform for buying and selling fuel, maritime products and services.
March	P&O Nedlloyd's Mercosul Line, sailing under Brazilian flag, orders two container vessels with a capacity of 1,700 TEU. They will be delivered in 2003 and 2004.
April	In Rotterdam, the P&O Nedlloyd Stuyvesant is christened as the first of four in the class of 6,800 TEU container ships.
May	The P&O Nedlloyd Shackleton, the second in the class of 6,800 TEU container ships, is christened in Shanghai.
June	A third 6,800 TEU container ship, the P&O Nedlloyd Houtman, is christened in Hong Kong.
August	Royal Nedlloyd announces that, notwithstanding great efforts by both Nedlloyd and P&O, the parties could not reach an agreement on a direct stock market listing for P&O Nedlloyd using Royal Nedlloyd as the listing vehicle, an operation described as the "reverse listing".
September	Nedlloyd announces that it will repurchase a maximum of 1.94 million of its own shares. Including the shares purchased earlier for the employee stock option plan, after the completion of the programme, almost 10% of the outstanding share capital will be repurchased.
October	P&O Nedlloyd places a record order worth over US $ 200 million with China International Marine Containers Group (CIMC) in Hong Kong for reefer containers.
	In Southampton, the P&O Nedlloyd Cook is christened, the last of four in the class of 6,800 TEU containerships.
November	It is announced that Mr Leo J.M. Berndsen, who in 2002 reaches retirement age, will withdraw as Chairman of the Executive Board as of 1 January 2002. With effect from the same date, he is appointed member of the Supervisory Board. He is succeeded by Mr Haddo H. Meijer, who combines this function with the Chairmanship of the Executive Committee of P&O Nedlloyd. Member of the Supervisory Board Mrs Neelie Kroes is appointed non-executive director of P&O Nedlloyd, succeeding Mr Paul V.L Bijvoets.
December	As a result of the ongoing unfavourable market situation P&O Nedlloyd, for the first time in its history, together with its partners in the Grand Alliance, lays up two ships on the Europe – Asia trades.

REPORT OF THE EXECUTIVE BOARD

ROYAL NEDLLOYD N.V.

STRATEGY

The results of Royal Nedlloyd are determined predominantly by development of P&O Nedlloyd, which today is the world's second largest container shipping company by capacity. Because of this, Nedlloyd's strategy in large part is to support P&O Nedlloyd's development, aiming to strengthen its position in the container shipping industry.

In our opinion, a global industry leader on the scale of P&O Nedlloyd should have independent access to the financial markets through its own stock exchange listing. In the year under review we have centred all of our attention on achieving this goal, through intensive talks with P&O, our partner in the joint venture. Unfortunately, these talks have not produced a conclusive outcome. However, it is our firm conviction that a direct stock market listing of P&O Nedlloyd, intended from the time of the merger, will become fact sooner or later.

P&O Nedlloyd's leadership position in the container shipping industry and its solid financial position will enable the company to steer through the current cyclical downturn and further strengthen its strategic position. With the publication of its 2001 results, P&O Nedlloyd announced new goals for increasing and accelerating its cost savings programme.

The company now expects to achieve annualised cost savings of US $ 350 million by the end of 2003, driven by the implementation of new processes and the launch of new products and services enabled by new information technology. These initiatives are crucial to achieve the required profitability.



H.H. Meijer, Chairman of the Executive Board.

At present we do not see immediate prospects for selling our 50% participation in Martinair to KLM given the concerns of the European Committee about competition on the Dutch market with regard to Passenger Transport. Martinair's first priority is therefore to restore profitability, as a precursor to exploring new opportunities for a trade sale.

Investing in Royal Nedlloyd primarily means investing in P&O Nedlloyd, as shown in the organisation chart on page 19.

OUTLOOK

Due to the uncertainties in the world economy, we will not give a concrete forecast on our results for 2002.

Generally, the present slow growth in world trade is expected to continue during the first half of 2002. The increase in fleet capacity will continue to negatively influence the rates across the container shipping industry. Consequently, in the first half of 2002, the company will be in a loss position.

Profile Royal Nedlloyd as of 31 December 2001


P&O
Royal Nedlloyd
Net cash* per share € 4
KLM
50%
50%
50%
50%
P&O Nedlloyd
Book value per share € 41
Martinair
Book value per share € 6

* For definitions please refer to page 57.

FINANCIAL DEVELOPMENTS

Results

Since 2000 Royal Nedlloyd's result mainly consists of its share in the results of non-consolidated participations. The profit and loss account can be summarised as follows:

(x € 1 million)	**2001**	2000
Share in result		
of non-consolidated participations		
P&O Nedlloyd	**8**	70
Martinair	**– 3**	– 22
Mammoet*	**0**	2
Staff expenses and Other operational expenses	**– 6**	– 6
Interest income	**7**	6
Taxation	**0**	0
Result on ordinary activities after taxation	**6**	50
Extraordinary result after taxation	**–**	86
Net result	**6**	136

* Mammoet was divested in mid 2000.

Our share in the result of P&O Nedlloyd of € 8 million in 2001 is substantially lower than in 2000 (€ 70 million). Comprehensive information on P&O Nedlloyd is set forth on pages 23 to 28. The share in the result of Martinair improved from € –22 million in 2000 to € –3 million in 2001. Developments at Martinair are further explained on page 29.

Staff expenses and Other operational expenses for Nedlloyd in 2001 amounted to € –6 million (2000: € –6 million). Interest income for 2001 amounted to € 7 million (2000: € 6 million) arising from interest earned on bank deposits.

Based on these developments, the result on ordinary activities after taxation amounted to € 6 million (2000: € 50 million).

Profitability

In 2001 P&O Nedlloyd achieved a return on average capital employed of 4% (2000: 9%). After a satisfactory first half year, a downturn in industry conditions set in during the second half of 2001, negatively affecting profits.

Capital expenditure and divestments

In 2001 Nedlloyd made no capital expenditures or divestments.

Working capital

At the end of 2001, working capital amounted to € –11 million (2000: € 37 million).

Cash flow and financing

Net operational cash flow in 2001 amounted to € 57 million (2000: € 3 million). Investment cash flow was € 11 million, consisting of the payment of an account receivable by P&O Nedlloyd. Financing cash flow includes the dividend payment amounting to € 23 million and the € 26 million expended in respect of the share buy back programme. At the end of 2001 Royal Nedlloyd was free of debt. Available credit facilities of € 23 million at the end of 2001 (2000: € 34 million) were not used during the year.

Group equity

Group equity increased due to retained earnings of € 6 million, a positive € 45 million effect of the strengthening of the US dollar against the Euro, and a € 18 million effect stemming from the change in Martinair's accounting principles of major maintenance of aircraft, and the exercise of option rights. The exercise of option rights added an additional € 2 million to group equity.

Meanwhile, the share repurchase programme decreased group equity by € 26 million.

Overall compared to the end of 2000, group equity increased by € 46 million to € 1,086 million.

At € 1,086 million, group equity at the end of 2001 accounts for 94% of the balance sheet total (2000: 90%). At the end of 2001 the net asset value per share, amounted to € 51.46, based on the 21.1 million ordinary shares outstanding.

(x € 1 million)	
Total group equity 31-12-2000	1,040
Retained earnings	6
Foreign exchange differences	45
Effect change in accounting principles Martinair	18
Exercising option rights	2
Share repurchases	– 26
Other movements	1
Total group equity 31-12-2001	1,086

Net result


250
200
150
100
50
0
97
98
99
00
01
€ mln

Net operational cash flow and capital expenditure


100
80
60
40
20
0
97
98
99
00
01
€ mln
Net operational cash flow
Capital expenditure

Interest-bearing debts and interest expence minus interest income


800
600
400
200
0
80
60
40
20
0
97
98
99
00
01
€ mln
Interest-bearing debts
Interest expense minus interest income

P&O Nedlloyd

P&O Nedlloyd maintains systems of internal control designed to safeguard the group's assets against unauthorised use or disposition, to keep proper accounting records and to communicate reliable financial information for internal use or publication. Developing a business strategy including review of risks per operating area during annual budgeting and planning sessions, with quarterly re-forecasting review process, is one of the major principle features of these systems.

Foreign currencies

Royal Nedlloyd's interest in P&O Nedlloyd is denominated in US dollars. As a consequence, Royal Nedlloyd is exposed to a translation risk on its investment in P&O Nedlloyd. Changes in the value of this investment caused by movements in the US dollar exchange rate compared to the Euro are charged or credited directly to Royal Nedlloyd's equity.
The share in the net result of P&O Nedlloyd is calculated based on average quarterly rates.

Interest

At the end of 2001, Royal Nedlloyd has no interest-bearing debt.
During the year under review a positive cash and bank balance existed. Interest income of € 7 million was realised on bank deposits in 2001.

NON-CONSOLIDATED PARTICIPATIONS

P&O NEDLLOYD

P&O Nedlloyd Container Line, the premier global shipping line and international logistics provider, is a 50/50 joint venture between Royal Nedlloyd N.V. and Peninsular and Oriental Steam Navigation Company. P&O Nedlloyd is the world's second largest container shipping company by capacity operating with 148 vessels, totalling 386,000 teu. P&O Nedlloyd's global liner network offers 76 routes, and 249 direct call ports. Since its start in 1997, P&O Nedlloyd has increased its volume by over 40% and continues to build solidly for the future.


P&O Nedlloyd

In June 2001 the P&O Nedlloyd Houtman, the third 6,800 TEU containership, is christened in Hong Kong.

STRATEGY AND PRIORITIES

P&O Nedlloyd's strategy is to build on its global business, enhancing its back-office and management systems to achieve improved efficiency and cost-control, while at the same time offering improved products and quality for its customers.

During 2001 achievements included:

- Exceeding the US $ 182 million annualised cost reduction target planned for late 2001, as announced end of 1999.
- Significant broadening of the value added logistics service network in the regions.
- Major progress in respect of E-Commerce, including the operational launch of the new "INTTRA" portal.
- Completion of a new Atlantic-Mediterranean network, following the purchase of Farrell Lines the previous year.
- Substantial improvements in P&O Nedlloyd's shipping services linking Asia with South America, Africa and Middle East Gulf.

In 2002 priorities will be similar. A new target has been set for annualised cost reductions of US $ 350 million by end 2003. At the same time implementation of stages 3 and 4 of P&O Nedlloyd's "Focus" programme to improve internal processing systems will commence. E-Connectivity and the "INTTRA" portal will continue to be developed. During the course of the year P&O Nedlloyd shall also be replacing the older, now inefficient tonnage on its Europe/US East Coast Australia/New Zealand services, initiating a completely new network for these routes. At the same time, the company will significantly enhance its business in refrigerated containers. Building for the future in this way, the company expects to improve not only its products and services, but also the cost-efficiency of its business.

FINANCIAL SUMMARY

(Amounts x US $ 1 million)	**2001**	2000
Net turnover	**4,712**	4,506
Operating Result	**87**	201
Capital employed	**2,248**	2,267
Operating result as a % of average capital employed	**4**	9

The share of the Ocean Shipping related activities in the net turnover is US $ 580 million (2000: US $ 392 million).
After interest, minorities and non-recurring expenses, the 2001 result before taxation was US $ 32 million (2000: US $ 140 million). Royal Nedlloyd's share in the P&O Nedlloyd net result amounted to € 8 million (2000: € 70 million).


INTTRA


P&O


P&O Nedlloyd



From top to bottom:

"INTTRA", the internet portal for customers' convenience was brought into operation in 2001.

P&O Nedlloyd ordered a record number of reefer containers in China in October.

Sydney is one of P&O Nedloyd's 249 direct call ports.

P&O Nedlloyd was chosen as company of the year 2001 by the influential Containerisation International magazine.

From left to right: Mr R.B. Woods, Mrs J. Boyes (Editorial Director Containerisation International), Mr H.H. Meijer, Mr R.P.M. van Slobbe and Mr B.M.V. Williams.

IMPORTANT DEVELOPMENTS

Overall Trading

In 2001, many liner trades saw slow or no growth, in contrast to previous years. A common feature was the way in which demand for electronic goods and other equipment related to information technology fell to low levels.

The 11 September terrorist outrage in the USA had little immediate effect on commercial shipping freight movements, but it fostered a mood of uncertainty and pessimism about the future. One direct development was an increase in insurance costs for shipping lines.

The slow growth in trade, combined with large building programmes had a significantly adverse effect on supply-demand relationships in all markets.

As a result of these adverse factors, P&O Nedlloyd achieved an operating profit for 2001, of US $ 87 million, with an overall growth in cargo liftings of 4.7%.
However a high proportion of this result was achieved in the first half of the year since when the trend has been downward.

Revenue and Costs

Average revenue in 2001 was US $ 1,298 per TEU (US $ 1,355 in 2000). However in the last quarter average revenue was US $ 1,209 per TEU.

In the Asia Europe trade, revenue per TEU in 2001 fell some 9% against the 2000 level.

With falling costs for short-term chartered vessels and other bought in services, as well as P&O Nedlloyd's programme of internal cost savings, overall unit costs per TEU were below 2000 levels, although the reduction was constrained by lower asset utilisation.

Significant Developments

- "INTTRA", the industry internet portal backed by thirteen leading carriers and forwarders, and in which P&O Nedlloyd is a major shareholder, went live in 2001. It has achieved a leading position among global partners for customers for Ocean based freight services. Meanwhile P&O Nedlloyd has continued to develop its own E-Commerce range of web based facilities such as enhanced track and trace, while implementing further stages of its internal systems improvement programme.

- P&O Nedlloyd's global Value Added/Logistics services available to customers.

- During 2001 P&O Nedlloyd ordered 23,000 TEUs of reefer containers for 2002 delivery, with the principal purpose of updating the refrigeration system used in the Europe – Australia/New Zealand – East Coast North America trades.

- P&O Nedlloyd was chosen as company of the year by the influential Containerisation International magazine, which cited the innovative programme of modernisation and service improvement for customers.

Regulatory Scene

The European Commission has given indications it will approve the latest version of the Trans Atlantic Conference Agreement, though this decision is still subject to some consultation processes.
The appeal process against its ruling on an earlier agreement in the same trade is continuing; the three conference cases recently decided by the Court of First Instance in Luxembourg have no direct bearing on the fines levied in relation to that earlier agreement.

We will continue our policy of working in conference systems where they are perceived to be beneficial to the trade.

Internal Control

P&O Nedlloyd maintains systems of internal control designed to safeguard the group's assets against unauthorised use or disposition, to keep proper accounting records and to communicate reliable financial information for internal use or publication. The Board is ultimately responsible for the group's system of internal control and for reviewing its effectiveness. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

Principal features of these systems include:

- Organisational structure supporting clear communication lines and tiered authority levels with delegation of responsibility and accountability.
- Business strategy development including review of risks in each operating area during annual budgeting/planning with quarterly re-forecasting review process.
- Appropriate evaluation procedures for major capital expenditure approval.
- Regular reporting and performance monitoring using operational statistics and monthly accounts, and highlighting variances from budgets and quarterly forecasts.
- Corporate Reviews, using a system of divisional peer review, controlled by Head Office, with documented conclusions and recommendations. These are confirmed at local / regional management level before being reported to the Board by the audit committee.








P&O Nedlloyd

From top to bottom:

A rainy day in Shanghai where the P&O Nedlloyd Shackleton is christened.

A glimpse of the bridge of the P&O Nedlloyd Stuyvesant.

Loading and unloading containers by ultramodern container cranes.

In Europe Rotterdam is the most important direct call port.

OUTLOOK

The current slowdown in world trade and the excess of supply over demand is expected to reduce revenues across the industry in the first half of 2002.

Although there is more optimism now about the prospects for economic growth than earlier this year, it is too soon to be specific.

The beneficial impact of the major new cost savings will to some extent cushion P&O Nedlloyd in the current adverse market conditions and ensure that it is well placed to benefit from the upturn in due course.

The P&O Nedlloyd Annual Report is available from:

P&O Nedlloyd B.V.
Communications Department
P.O. Box 240
3000 DH Rotterdam
The Netherlands

P&O Nedlloyd Ltd.
Corporate Communications
Beagle House, Braham Street
Londen E1 8EP
United Kingdom

MARTINAIR

In 2001, Martinair's performance showed a clear improvement over the previous year, thanks to decisive actions taken to reduce losses.
The operating result was € 1 million negative, an improvement of € 33 million compared to 2000. Included in the operating result is the positive effect of € 6 million after taxation stemming from a change in IAS accounting standards concerning the treatment of major maintenance of aircraft. Improvement occurred in particular in the second half of the year, and is mainly due to the reduction in the number of intercontinental destinations as part of the "Red Alert" programme, which helped to achieve substantial capacity and efficiency improvements.
In addition, the fall in jet-fuel prices contributed to the improved results.
The negative influence of the events of 11 September in the United States was limited for Martinair. As in any other year, relatively more freight was carried in the fourth quarter. At the same time, many passengers had booked their holiday destinations already before 11 September.
Martinair's net result amounted to € -13 million (2000: € -34 million), including a special income of € 4 million from the sale of Equant shares to France Telecom.
Royal Nedlloyd's share in the result of Martinair of € -3 million (2000: € -22 million) is positively influenced by late-coming income for the year 2000 arising from the difference between the 2000 provisional figures of Martinair – used by Nedlloyd in preparing its own Financial Statements – and Martinair's final 2000 audited accounts.





Cargo transportation and carriage of passengers are Martinair's core activities.

FINANCIAL STATEMENTS 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 million)

Note:			2001		2000
1	Staff expenses	– 5		– 4	
2	Other operational expenses	– 1		– 2	
	Operating costs		**– 6**		– 6
	Share in result of joint venture P&O Nedlloyd	**8**		70	
3	Share in result of 50% interest in Martinair	**– 3**		– 22	
	Share in results of other non-consolidated participations	–		2	
	Income from investments		**5**		50
4	Interest income		**7**		6
	Result on ordinary activities before taxation		**6**		50
5	Taxation		–		–
	Result on ordinary activities after taxation		**6**		50
6	Extraordinary income and expence	–		86	
5	Taxation	–		–	
	Extraordinary result after taxation		–		86
	Net result		**6**		136

	2001	2000
(x € 1)		
Profit per ordinary share outstanding	**0.27**	5.96
Profit per ordinary share outstanding fully diluted	**0.27**	5.93

Notes on pages 37 through 38.

CONSOLIDATED BALANCE SHEET

(after proposed appropriation of result, x € 1 million)

Note			31 December 2001		31 December 2000
	Assets				
	Fixed assets				
7	Tangible fixed assets		**1**		1
	Investments				
8	Joint venture P&O Nedlloyd	**864**		818	
9	50% interest in Martinair	**142**		127	
	Other investments	**3**		3	
			1,009		948
			1,010		949
	Current assets				
10	Receivables	**7**		79	
11	Cash and bank balances	**143**		122	
			150		201
	Total		**1,160**		1,150
	Liabilities				
	Group equity				
12	Shareholders' equity		**1,086**		1,040
13	**Provisions**		**56**		68
14	**Current liabilities**		**18**		42
	Total		**1,160**		1,150

Notes on pages 39 through 42.

CONSOLIDATED CASH FLOW STATEMENT

(x € 1 million)

	2001	2000
Net result	6	136
Depreciation	–	–
Cash flow	6	136
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	– 8	– 70
Share in result of 50% interest in Martinair less dividend	3	24
Share in results of other non-consolidated participations	–	– 2
Profit on disposal of participations	–	– 17
Movement in working capital	68	– 50
Movement in provisions	– 12	– 19
Other movements	–	1
Net operational cash flow	57	3
Capital expenditure on tangible fixed assets	–	– 1
Redemptions received on loans granted	11	12
Revenue from disposal of participations	–	81
Investment cash flow	11	92
Capital repayment € 6 per share	–	– 137
Redemption of other long-term loans / hedge transactions	–	– 21
Increase in shareholders' equity by executed option rights	2	1
Shares repurchased	– 26	–
Dividend paid	– 23	–
Financing cash flow	– 47	– 157
Cash flow balance	21	– 62
Effect of deconsolidation	–	– 9
Cash and bank balances beginning of financial year	122	193
Cash and bank balances end of financial year	143	122

Notes on page 43.

ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated accounts include the financial data of Royal Nedlloyd N.V. and its group companies. Group companies are participating interests with which Royal Nedlloyd N.V. forms an economic entity and in which Royal Nedlloyd N.V. holds a majority interest or can execute full control in any other manner. The assets, liabilities and results of these companies are fully consolidated.

BALANCE SHEET VALUATION

Tangible fixed assets are valued at historical cost less a straight-line depreciation calculated from the date the related asset became operational and taking the expected residual value into account. Anticipated permanent reductions in value have also been allowed for.

Non-consolidated participations in which a relevant influence is exerted, including the joint venture P&O Nedlloyd, are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned.

Current assets are valued as follows:
- receivables are stated at face value, less a provision for doubtful accounts,
- cash and bank balances are stated at face value.

The provision for pension commitments and the provision for other post-retirement benefits have been determined on the basis of the present value when applying actuarial valuation methods. Other provisions and liabilities are stated at face value.

Tax deferrals are formed for temporary differences between book values and fiscal values of assets and liabilities. Deferred tax claims from loss carry forwards and temporary differences in valuation are valued at nil to the extent that they cannot be offset by deferred tax liabilities.

The short-term debts are stated at face value.

PRINCIPLES OF DETERMINATION OF RESULTS

The share in the result of the non-consolidated participations in which a relevant influence is exerted relates to the share in the result as published in the profit and loss accounts of the participations concerned. For the non-consolidated participations in which no relevant influence is exerted the dividend received is recognised under other investment results.

Upon disposal of a participation or a termination of activities, the difference between actual revenue and book value is recognised as extraordinary result in the profit and loss account in so far it is not considered received goodwill.

Taxation on the result includes both current taxation and deferred taxation. No taxes are deducted from profits if and in so far as these profits can be set off against losses suffered in previous years. Taxes are deducted from losses if and in so far as they can be set off against taxation charged on profits during previous years.

Extraordinary income and expenses include those items that are hardly or not at all related to the ordinary activities.

FOREIGN EXCHANGE

Foreign currency transactions concluded prior to the balance sheet date are recognised at the transaction rate. Receivables and payables resulting from transactions not yet settled are included in the balance sheet at the rates prevailing on the balance sheet date. Exchange differences on account of receivables and payables are recognised in the operating result in the period in which they arise, in so far as these have not been hedged.

Assets and liabilities of foreign participations are translated at the rates prevailing on the balance sheet date; income and expenses at average rates. The resulting exchange differences are directly recognised in shareholders' equity. This is also the case for exchange differences resulting from receivables from and payables to foreign participations in so far that they represent an expansion or reduction, respectively, of the net investment in the foreign participations.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 million, unless stated otherwise)

Note:

The accounting policies in respect of consolidation and determination of result are set out on pages 35 and 36.

In conformity with Article 2:402 of the Dutch Civil Code, Royal Nedlloyd N.V. issued an abridged version of the profit and loss account of the Company, as its financial data are included in the consolidated accounts.

1	**STAFF EXPENSES**	**2001**	2000
	Salaries and wages	**5**	4
	Pension costs	–	–
	Other social security costs	–	–
		5	4

Staff expenses relate to staff members employed at Headquarters and Nedlloyd Internal Services. As at 31 December 2001 a total of 69 staff were employed: 24 at Headquarters and 45 with Nedlloyd Internal Services, all in the Netherlands. The average number of staff in 2001 was 71 (2000: 102).

Staff expenses include a one-time payment in respect of compensation to a member of the Executive Board.

Staff expenses charged to the account of third parties (€ 2 million; 2000: € 2 million) are deducted from Staff expences. Pension programmes for a number of staff members are managed through the Nedlloyd Pension Fund. Based on the financing agreement with this pension fund a premium holiday applies over 2001 (also over 2000).

2	**OTHER OPERATING EXPENSES**	**2001**	2000
		1	2

Expenses charged to the account of third parties (€ 11 million; 2000: € 8 million) are deducted from Other operating expenses.

3 **SHARE IN RESULT OF 50% INTEREST IN MARTINAIR**

The share in the result of Martinair is recorded on the basis of provisional figures, as Martinair's full-year figures become available only after the Financial Statements of Royal Nedlloyd N.V. are adopted. In 2000, Martinair's final figures deviated from the provisional figures. Consequently, in 2001 Royal Nedlloyd N.V. has recognised late-coming income of € 4 million.

4	**INTEREST INCOME**	**2001**	2000
		7	6

Interest income follows from placing the available cash and bank balances on short-term deposits.

Note:

5 TAXATION

Nedlloyd has no tax due on the achieved result. The reconciliation between the weighted average nominal tax rate expressed as a percentage of the result before taxation and Nedlloyd's effective tax burden is as follows:

	2001	2000
Weighted average nominal tax rates	**35.0**	35.0
Tax effects by:		
Tax-exempt results / non-deductible costs	**– 35.0**	– 16.8
Differences between fiscal and commercial valuation of assets and liabilities	**0.0**	– 8.8
Utilisation compensatable tax losses	**0.0**	– 9.4
Effective tax burden	**0.0**	0.0

In the Netherlands at year-end 2001, Royal Nedlloyd N.V. has tax losses to be carried forward amounting to approximately € 65 million (at year-end 2000: approximately € 50 million), and abroad, in particular in the United States, in the amount of approximately € 20 million (at year-end 2000: approximately € 20 million). The deferred tax assets on these losses have been valued at nil.

6 EXTRAORDINARY INCOME AND EXPENSES

	2001	2000
Income:		
Profit on disposal of Mammoet	–	17
Once-only redemption sum Nedlloyd Pension Fund	–	68
Other	–	1
	–	86
Expenses	–	–
Balance of extraordinary income and expenses	–	86

An agreement was reached with the Board of the Nedlloyd Pension Fund in 2000 on a minimum once-only redemption of € 68 million up to a maximum of € 91 million, to be determined by the Fund's coverage ratio.
In the 2000 Financial Statements, the minimum redemption of € 68 million was recognised as the coverage ratio had not yet been assessed. In 2001 the Fund's coverage ratio was finally assessed, and on this basis, the redemption amount was determined at € 68 million.

NOTES TO THE CONSOLIDATED BALANCE SHEET

(x € 1 million, unless stated otherwise)

Note:

The accounting policies are set out on pages 35 and 36.

7 **TANGIBLE FIXED ASSETS**

	2001	2000
	1	1

The tangible fixed assets mainly consists of office furniture and equipment. The depreciation period for these assets runs from 3 to 10 years.

8 **JOINT VENTURE P&O NEDLLOYD**

	Total	Bookvalue joint venture P&O Nedlloyd	Receivable from joint venture P&O Nedlloyd
Position as at 31 December 2000	818	807	11
Movements:			
share in result	8	8	–
changes in exchange rates	45	45	–
redemption	– 11	–	– 11
other movements	4	4	–
Position as at 31 December 2001	864	864	0

Nedlloyd does not hedge currency risks associated with its participation in P&O Nedlloyd due to the long-term nature of this investment.

9 **50% INTEREST IN MARTINAIR**

	Bookvalue 50% interest in Martinair
Position as at 31 December 2000	127
Movements:	
share in result	– 3
change in accounting principles	18
Position as at 31 December 2001	142

10 **RECEIVABLES**

	31 December 2001	31 December 2000
Prepayments and accrued income	**3**	74
Other receivables	**4**	5
	7	79

Note:

11 **CASH AND BANK BALANCES**

	31 December 2001	31 December 2000
Cash, bank and money on call	**8**	2
Deposits	**135**	120
	143	122

Deposits are placed with financially solid parties for a maximum term of one year.

12 **SHAREHOLDERS' EQUITY**

For details we refer to pages 46 and 47.

13 **PROVISIONS**

	Total	Pensions and other post-retirement benefits	Reorganisation and early retirement schemes	Other
Position as at 31 December 2000	68	6	9	53
Movements:				
payments	– 9	–	–	– 9
addition	–	–	–	–
release	–	–	–	–
other movements	– 3	–	– 1	– 2
Position as at 31 December 2001	56	6	8	42

It is expected that approximately € 35 million (at year-end 2000: € 32 million) of provisions will still be required after one year.

Pensions and other post-retirement benefits
The commitments in respect of the pension schemes arranged for employees are virtually entirely covered by the Nedlloyd Pension Fund. The provision is mainly related to entitlements of employees who are not included in a pension fund. Besides, commitments are related to medical insurance schemes of the American consolidated participations.

Reorganisation and early retirement schemes
This provision is intended to cover the cost of reorganisation, restructuring, termination of activities and early retirement schemes.

Other
These provisions are made for known commitments and risks, including customs risks. This item includes an amount of € 30 million (2000: € 33 million) for possible claims in respect of warranties issued for investments sold.

Note:

14	**CURRENT LIABILITIES**	**2001**	2000
	Taxation and social security charges due	**–**	1
	Accruals and deferred income	**13**	13
	Dividend to be paid	**–**	23
	Miscellaneous	**5**	5
		18	42

The above amounts fall due within one year.

15 DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes

On 16 September 1998 the European Commission imposed a ECU 41 million fine on P&O Nedlloyd due to P&O Nedlloyd's participation in the Trans-Atlantic Conference Agreement (TACA). An appeal has been made against this decision at the European Court. The legal advisors of the TACA members take the view that the fine imposed will not stand or will be reduced considerably. P&O Nedlloyd did not form a provision for this fine.
As participation in TACA dates back to the period prior to the merger between Nedlloyd Lines and P&O Containers, P&O Nedlloyd could charge Royal Nedlloyd N.V. for its share of the fine. A guarantee was issued to the European Commission on behalf of P&O Nedlloyd. Royal Nedlloyd N.V. issued a counter guarantee to the guarantor to the level of half the amount of the possible final fine. Based on above mentioned legal advice, Nedlloyd has not made a provision.

Various claims have been filed against Royal Nedlloyd N.V.. Nedlloyd rejects these claims and does not expect the final decisions on these disputes to lead to expenses significantly exceeding the provisions already made.

Guarantee commitments	**31 December 2001**	31 December 2000
These commitments can be specified as follows:		
Guarantees in respect of liabilities of non-consolidated participations	**16**	26
Guarantees in respect of TACA claim	**22**	22
Guarantees on behalf of third parties	**10**	10
	48	58

Expectations are that no expenses will follow from these guarantees on top of the provisions earlier made.

Long-term financial commitments	**31 December 2001**	31 December 2000
Long-term rental and operational lease commitments:		
falling due within 1 year	**5**	5
falling due between 1 and 5 years	**11**	15
falling due after 5 years or more	**–**	–
	16	20

16 **FINANCIAL INSTRUMENTS**

Currency risks
Nedlloyd's main currency risk is the translation risk associated with the participation in P&O Nedlloyd, which has not been hedged.

Credit risks
The credit risks relate to the losses to be incurred when counterparties fail to meet their contractual commitments. As it is the policy to conclude contracts only with financially solid parties, we do not expect such failures to happen. However, we further manage these risks by limiting the commitments per counterparty.

Market value
The market value of the receivables, cash and bank balances, and short-term debts included in the balance sheet is virtually equal to their book value.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(x € 1 million)

The consolidated cash flow statement was prepared following the indirect method. This is to say that the statement is based on data as included in the balance sheets and profit and loss accounts. These data have subsequently been adjusted, where possible, for movements that did not lead to any cash flow for the year under review.

The cash and bank balances in the cash flow statement include cash assets, bank balances as well as cash equivalents such as call money and short-term deposits.

Income and expenses related to interest, dividend received and profit taxation have been included under operational cash flow. Dividends paid are included under investment cash flow.

Composite transactions and transactions not involving any exchange of funds are not recognised in the cash flow statement per component.

Movements in the cash flow statement can largely be derived from statements of movement of the balance sheet items concerned. For those balance sheet items for which no statement of movement is published, the relation between balance sheet movement and cash flow movement is as follows:

	Working capital	Provisions
Position as at 31 December 2000	37	68
Position as at 31 December 2001	– 11	56
Balance sheet movement	48	– 12
Adjustments:		
dividend	23	–
other	– 3	–
Cash flow movement	68	– 12

The balance sheet movement of working capital can be specified as follows:

	Receivables	Current liabilities	Working capital
Position as at 31 December 2000	79	42	37
Position as at 31 December 2001	7	18	– 11
Balance sheet movement	72	– 24	48

BALANCE SHEET OF THE COMPANY

(after proposed appropriation of result, x € 1 million)

Note:

Note			31 December 2001		31 December 2000
	Assets				
	Fixed assets				
A	Investments		1,442		1,384
	Current assets				
	Receivables		–		71
	Total		1,442		1,455
	Liabilities				
B	**Shareholders' equity**				
	Subscribed share capital	23		23	
	Share premium account	71		70	
	Reserve for translation differences	177		132	
	Other reserve	815		815	
			1,086		1,040
C	**Provisions**		50		60
D	**Long-term liabilities**		297		330
	Short-term liabilities				
	Dividend to be paid	–		23	
	Other short-term liabilities	9		2	
			9		25
	Total		1,442		1,455

PROFIT AND LOSS ACCOUNT OF THE COMPANY

(x € 1 million)

Note		2001	2000
F	Share in results of investments	– 5	46
G	Balance of other income and expenses	11	90
	Net result	6	136

Notes on pages 45 through 49.

NOTES TO THE BALANCE SHEET AND THE PROFIT AND LOSS ACCOUNT OF THE COMPANY

Note: *(x € 1 million, unless stated otherwise)*

The principles of valuation applied are the same as those set out in the accounting policies and the notes to the consolidated balance sheet and profit and loss account.

A INVESTMENTS

A list of investments, required under Articles 2:379 and 414 of the Dutch Civil Code, has been filed with the Trade Register of the Rotterdam Chamber of Commerce.

The movements in the book value of, and loans to, participations, were as follows:

	Total book value	Book value consolidated participations	Book value 50% Martinair
Position as at 31 December 2000	596	469	127
Movements:			
share in result	– 5	– 2	– 3
change in accounting principles Martinair	18	–	18
foreign exchange changes	38	38	–
liquidation	– 17	– 17	–
Position as at 31 December 2001	630	488	142

	Total loans	Loans to consolidated participations	Loans to non-consol. participations and third parties
Position as at 31 December 2000	788	786	2
Movement:			
balance of loans granted/redemptions and other movements in loans	24	24	–
Position as at 31 December 2001	812	810	2
Total investments			
Position as at 31 December 2000	1,384	1,255	129
Position as at 31 December 2001	1,442	1,298	144

Note:

B **SHAREHOLDERS' EQUITY**

	Total	Subscribed share capital	Share premium account	Transition reserve	Other reserves
Position as at 31 December 1999	1,031.0	105.7	126.1	103.2	696.0
Movements 2000:					
redenomination	–	57.5	– 57.5	–	–
capital repayment	– 137.2	– 140.1	–	–	2.9
shares purchased	– 1.4	–	–	–	– 1.4
retained earnings	112.7	–	–	–	112.7
written back goodwill	1.4	–	–	–	1.4
foreign exchange differences	31.0	–	–	31.0	–
execution of option rights	2.9	0.3	1.1	–	1.5
other movements	– 0.3	–	–	–	– 0.3
exchange differences realised	–	–	–	– 2.1	2.1
Position as at 31 December 2000	1,040.1	23.4	69.7	132.1	814.9
Movements 2001:					
shares purchased	– 26.4	–	–	–	– 26.4
retained earnings	6.2	–	–	–	6.2
change in accounting principles of Martinair	18.0	–	–	–	18.0
foreign exchange differences	45.1	–	–	45.1	–
execution of option rights	2.5	–	0.8	–	1.7
other movements	0.2	–	–	–	0.2
exchange differences realised	–	–	–	–	–
Position as at 31 December 2001	1,085.7	23.4	70.5	177.2	814.6

SHARE CAPITAL

The authorised share capital amounts to € 100,015,000 i.e. 15,000 priority shares, 50 million ordinary shares and 50 million preference shares, all of € 1 each.
As at 31 December 2001, € 15,000 (all 15,000 priority shares) has been issued as well as € 23,406,455 (ordinary shares 23,406,455).

Movements in issued shares in 2001 were as follows:

	Total number	Priority shares	Ordinary shares		
			Total	Outstanding	Purchased
Position as at 31 December 2000	23,361,749	15,000	23,346,749	22,841,288	505,461
Executed option rights '96	59,706	–	59,706	59,706	–
Executed option rights '97 en '98	–	–	–	103,996	– 103,996
Own shares repurchased	–	–	–	– 1,900,000	1,900,000
Position as at 31 December 2001	23,421,455	15,000	23,406,455	21,104,990	2,301,465

On 19 September 2001, Royal Nedlloyd N.V. announced a share buy back programme. This programme was completed on 21 November 2001. A total of 1,900,000 ordinary shares were purchased at an average price of € 13.90. Together with the shares purchased earlier as part of the employee stock option plan, Nedlloyd has repurchased an interest of 9.83% of its own share capital.

The amount paid for the purchased shares has been deducted from Other reserves.

OPTION ARRANGEMENT

Till 1998 Nedlloyd has awarded option rights to a limited number of key managers (one option gives the right to one ordinary Nedlloyd share of € 1). A part of these option rights was granted to staff members of Nedlloyd European Transport and Distribution and Mammoet, which were sold in 1999 and 2000 respectively.
For these former Royal Nedlloyd N.V. staff members these option rights remain valid.
No option rights have been granted since 1999.

Option rights have a term of five years after being granted. The exercise price is determined to be the closing price on the Euronext Amsterdam on the day the annual figures are published. Option rights granted in 1998 – barring exceptions for extraordinary circumstances – could not be executed within the first two years after acquisition. Execution is subject to regulations and internal rules concerning insider trading in securities.

Expiring	Issued in	Options Issued	Outstanding options as at 31 December 2001	Outstanding options as at 31 December 2000	Exercise price
20 March 2001	1996	179,760	0	59,706	€ 12.29
20 March 2002	1997	387,768	221,720	270,640	€ 16.08
19 March 2003	1998	290,184	170,908	233,688	€ 18.06
			392,628	564,034	

SHARE PREMIUM ACCOUNT

The share premium account can entirely be considered as a free share premium in the sense of the Income Tax Act.

RESERVE FOR TRANSLATION DIFFERENCES

This reserve is related to the accumulated foreign exchange differences that arise when translating foreign participations as well as receivables from and payables to these participations, in so far these receivables and payables form an expansion and reduction, respectively, of the net investment in the foreign participation. In addition, this reserve includes the exchange differences on loans in foreign currencies taken up to hedge the net investment in foreign participations. When a foreign participation is sold, the accumulated exchange difference is released and recognised under Other reserves.

LEGAL RESERVE FOR RETAINED EARNINGS OF PARTICIPATIONS

This reserve is calculated applying the collective method for all investments together. As at 31 December 2001 there is no need for a legal reserve for retained earnings of participations.

C PROVISIONS

	31 December 2001	31 December 2000
The following provisions are included:		
Reorganisation and early retirement schemes	**8**	9
Other	**42**	51
	50	60
Of which estimated to be required after one year	**30**	22

Details are provided on pages 40.

D LONG-TERM LIABILITIES

	31 December 2001	31 December 2000
Long-term loans from investments	**297**	330

No redemption schemes have been agreed for long-term loans from investments. Interest on these loans is 6.0% (2000: 6.0%).

E DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes

Please refer to the explanation on page 41.

Guarantee commitments	31 December 2001	31 December 2000
These commitments can be specified as follows:		
Guarantees for liabilities of consolidated participations	**1**	1
Guarantees in respect of TACA claim	**22**	22
Other guarantees on behalf of third parties	**25**	35
	48	58

Expectations are that no expenses will follow from these guarantees on top of the provisions earlier made.

By virtue of Article 2:403, section 1f, of the Dutch Civil Code, the company has agreed to be jointly and severally liable for liabilities resulting from transactions concluded by a limited number of group companies. The statements under Articles 2:379 and 414 of the Dutch Civil Code have been filed with the Trade Register of the Rotterdam Chamber of Commerce.

F SHARE IN RESULT OF INVESTMENTS

	2001	2000
Share in results of consolidated participations	**– 2**	66
Share in results of other participations	**– 3**	-20
	– 5	46

The amounts mentioned are related to the share of Royal Nedlloyd N.V. in the net results.

G OTHER INCOME AND EXPENSES

The amount charged to the result of the Company for the year in respect of remuneration to members and former members of the Executive Board concerns a single individual. In accordance with Article 2:383, section 1, last sentence, of the Dutch Civil Code, no specification of the amount has been provided. In 2000 the amount in respect of remuneration to members and former members of the Executive Board was € 2,169,448.

The amounts charged to the result of the Company for the year in respect of remuneration to members and former members of the Supervisory Board are:

(x € 1)	**2001**	2000
Members and former members Supervisory Board	**97,629**	109,303

Overall ownership of Royal Nedlloyd N.V. securities and options as at 31 December 2001:

Executive Board:	160,500 employee option rights granted by Royal Nedlloyd N.V. Please refer to pages 46 and 47 for the most important conditions ruling these option rights.
Supervisory Board:	none.

There are no commercial relationships between the Company and the members of the Supervisory Board.

Rotterdam, 6 March 2002

The Supervisory Board	The Executive Board
O.H.A. van Royen	H.H. Meijer
A.H. Land	
L.J.M. Berndsen	
R. Hazelhoff	
N. Kroes	
H.-G. Pohl	

AUDITORS' REPORT

Introduction

We have audited the 2001 financial statements of Royal Nedlloyd N.V. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2001 and of the result for the year then ended in according with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Rotterdam, 6 March 2002

KPMG Accountants N.V.

REGULATIONS CONCERNING THE APPROPRIATION OF PROFIT UNDER ARTICLE 18 OF THE ARTICLES OF ASSOCIATION

Appropriation of profit takes place in accordance with Article 18 of the Company's Articles of Association.
This Article stipulates that priority shares and preference shares will have the first claim on dividends, following which the Meeting of Holders of Priority Shares will determine whether an amount and, if so, what amount will be added to the reserves. The remaining part of the profit shall be available to the General Meeting of Shareholders for dividend payment to holders of ordinary shares.

Dividends on priority shares, not to exceed 6% of the nominal value of these shares, is cumulatively preferential. Dividends on preference shares, if and in so far as the profit for any financial year is insufficient for payment, shall be paid and charged to the distributable part of the Company's equity.

RESERVATION OF PROFIT

(x € million)	**2001**	2000
Net result	**6**	136
Added to the general reserves	**– 6**	– 113
	0	23

The dividend on priority shares amounts to € 0.06 (totalling € 900).
In accordance with the proposal made by the Executive Board and approved by the Supervisory Board, the meeting of holders of priority shares decided to add to the reserves the entire amount outstanding thereafter, so that no profit will be at the disposal of the General Shareholders Meeting.

Note: Payment of € 1 per share is proposed, charged to the account of the reserves.

PARTICULAR RIGHTS OF CONTROL UNDER THE ARTICLES OF ASSOCIATION

Priority shares

The 15,000 priority shares of € 1 each are held by Beheerstichting Koninklijke Nedlloyd, Rotterdam, the Netherlands. Messrs O.H.A. van Royen (Chairman), A.H. Land, L.J.M. Berndsen, H.H. Meijer, J.M.M. Maeijer, Th. Quené and J.J. van Rijn form the seven-member Board of the Beheerstichting

By the common view of Royal Nedlloyd N.V. and the aforementioned individuals, no more than half the number of votes that can be cast, directly or indirectly, in meetings of Beheerstichting Koninklijke Nedlloyd, can be exercised by persons who are also Managing Directors of Royal Nedlloyd N.V.

The Meeting of Holders of Priority Shares has been assigned the following rights and powers (reference is made to the Company's Articles of Association):

a. Approval of Executive Board decisions as to:
- issue of shares (Art. 4, par. 1);
- calling up further payments on preference shares (Art. 4, par. 3);
- performance of legal acts related to the subscription and acquisition of shares and the contribution for shares as stipulated under Article 4, paragraph 6;
- restriction or exclusion of pre-emtive rights to ordinary shares (Art. 4, par. 8);
- alienation of shares held by the Company in its own capital (Art. 5, par. 1);
- decision to reduce the issued share capital (Art. 6, par. 1);
- transfer of priority shares (Art. 8, par. 1);
- acquisition of shares in and issue and acquisition of debt instruments payable by the Company (Art. 15, par. 2);
- amendments to the Articles of Association or dissolution of the Company (Art. 32, par.1).

b. Determination of the number of Supervisory Board and Executive Board members. (Art. 11, par. 1).

c. Retention of profits and disposal of the reserves as well as cumulative preferential rights to the distribution of profits. (Art. 18, par. 3 and 4).

Preference shares

Pursuant to the final provision in the Articles of Association, the Executive Board has been appointed for a term ending on 16 June 2005 subject to extension by the General Meeting of Shareholders, as the competent authority to decide to issue – and grant rights to subscribe for – preference shares not yet issued up to the amount of the entire ordinary share capital as it is currently issued or will be issued in the future.

The Company and the Stichting Preferente Aandelen Koninklijke Nedlloyd (Foundation Royal Nedlloyd Preference Shares) have concluded a call-option agreement. Under this agreement the Foundation is entitled to subscribe for preference shares in the Company's capital up to a maximum number equal to the number of ordinary shares issued at the moment the option is exercised, i.e. for no more than 100%. Should, subsequently, new ordinary shares be issued, the Foundation can exercise its right again up to aforementioned maximum. When subscribing for preference shares, at least 25% of the nominal value should be paid-up.

The Foundation's Board is formed by Messrs J.E. Andriessen (Chairman), S.C.J.J. Kortmann, C.J. Oort, J.F.M. Peters and O.H.A. van Royen.

By the common view of Royal Nedlloyd N.V. and aforementioned individuals the requirements have been met as to the independence of the Foundation's Board members as defined in Annexure X to the Rules relating to Securities of Euronext Amsterdam, the Netherlands.

REPORT OF THE COMMITTEE OF SHAREHOLDERS OF ROYAL NEDLLOYD N.V.

Concerning the period 9 May 2001 – 6 March 2002.

On 9 May 2001 the Annual General Meeting of Shareholders installed a Committee of Shareholders. For periods of two years the Committee has been delegated certain powers granted or enforced by law and related to appointing and resigning members of the Supervisory and Executive Boards. These powers are stated in Articles 11 and in Article 16 of the Nedlloyd Articles of Association. The undersigned have been designated as members of your Committee.

The Committee of Shareholders carried out its assignment with due observance of the Regulations your Meeting adopted in 1995.

In October 2001 the Executive Board informed the Committee of the vacancies that would occur as of 8 May 2002 in the Supervisory Board with reference to the resignation of Messrs Van Royen, Pohl and Hazelhoff. Furthermore the Supervisory Board declared its intention to fill all three vacancies.

During consultation Messrs Van Royen and Berndsen explained the plans and wishes concerning appointments at Royal Nedlloyd N.V. and P&O Nedlloyd. They then underlined the great importance for Royal Nedlloyd N.V. and its shareholders to further strengthen the bonds with P&O Nedlloyd. The Committee in its turn reacted by pointing out that the proposed dual functions constitute a hazard.

On being asked the Committee consented with the proposed appointment of Mr Berndsen as a member of the Supervisory Board from the moment he would be succeeded by Mr Meijer as Chairman of the Executive Board, meaning as of 1 January 2002. In regard to the two remaining vacancies the Committee notified the Supervisory Board of its opinion that the shareholders' interests need special attention, this also from the perspective of the structurally considerable differences between the price on the stock exchange and the net asset value per share. The Committee took this into consideration with respect to using its right of recommendation. Subsequently the Committee recommended three candidates to fulfil the other vacancies, based on the broad international experience of the recommended persons.

At the beginning of this year the Committee approved the intended appointment of Mr H.B. van Wijk as a Member of the Supervisory Board with reference to the fact that the Committee also agreed to maintain the original number of members of the Board. This means one vacancy is still to be filled.

The Committee is grateful to Mr Van Royen for his contribution to the independent position of the Committee of Shareholders. Besides it owes much gratitude to him for the open manner he always approached the Committee in its recurrent meetings with the Executive and Supervisory Boards.

The Committee was not approached by other shareholders during the period under review with comments or suggestions.

Rotterdam, 6 March 2002

H.J.M. van Boxtel, Chairwoman
S.J. Eelkman Rooda
F.J.J. Lucassen
M.H.C. Nikkels-Evelein
P.P.F. de Vries

Royal Nedlloyd N.V.
Boompjes 40 – 3011 XB Rotterdam,
The Netherlands
P.O. Box 487 – 3000 AL Rotterdam,
The Netherlands
Telephone: +31 (0)10 – 400 71 11
Internet: www.nedlloyd.com

NON-CONSOLIDATED PARTICIPATIONS

P&O Nedlloyd 50%

Headquarters:
Beagle House, Braham Street
London E1 8EP
United Kingdom
Telephone: +44 (20) – 7441 10 00
Internet: www.ponl.com

Fleet management:
Boompjes 40
3011 XB Rotterdam, The Netherlands
Telephone: +31 (0)10 – 400 61 11

- **Damco (Netherlands) B.V.**
  Albert Plesmanweg 161
  3088 GC Rotterdam, The Netherlands
  Telephone: +31 (0)10 – 428 88 01

Martinair Holland N.V. 50%
P.O. Box 7507
1118 ZG Schiphol, The Netherlands
Telephone: +31 (0)20 – 601 12 22
Internet: www.martinair.com

In 2001 a total of four in the class of 6,800 TEU container-ships were christened.



Consolidated profit and loss account (x € 1 million)	2001	2000	1999	1998	1997
Net turnover	–	–	929	1,620	1,569
Total operating costs	– 6	– 6	– 914	– 1,594	– 1,549
Operating result	– 6	– 6	15	26	20
Income from investments	5	50	– 14	1	36
Interest income minus interest expense	7	6	– 28	– 26	– 38
Result on ordinary activities before taxation	6	50	– 27	1	18
Taxation	–	–	– 4	– 3	– 3
Result on ordinary activities after taxation	6	50	– 31	– 2	15
Extraordinary result after taxation	–	86	279	33	20
Group result after taxation	6	136	248	31	35
Minority interests	–	–	– 2	– 2	– 2
Net result	6	136	246	29	33

Consolidated balance sheet (x € 1 million)	2001	2000	1999	1998	1997
Fixed assets	1,010	949	987	1,223	1,283
Current assets	150	201	270	383	447
Total assets	1,160	1,150	1,257	1,606	1,730
Shareholders' equity	1,086	1,040	1,031	712	769
Other group equity	–	–	25	19	24
Group equity	1,086	1,040	1,056	731	793
Subordinated loans	–	–	–	254	247
Risk-bearing funds	1,086	1,040	1,056	985	1,040
Provisions	56	68	90	66	76
Other long-term liabilities	–	-	36	236	274
Short-term interest-bearing debts	–	-	17	7	20
Other short-term liabilities	18	42	58	312	320
Total liabilities	1,160	1,150	1,257	1,606	1,730
Total interest-bearing debts	–	–	53	497	541
Capital employed at year end	999	986	1,006	1,217	1,284
Book value investments	1,009	948	877	891	980
Capital employed excluding investments at year end	– 10	38	129	326	304
Tangible fixed assets:					
Capital expenditure	0	1	43	83	97
Depreciation	0	0	32	48	45

Consolidated cash flow statement (x € 1 million)	2001	2000	1999	1998	1997
Net operational cash flow	57	3	2	33	30
Investment cash flow	11	92	589	39	– 24
Financing cash flow	– 47	– 157	– 434	– 66	22
Cash flow balance	21	– 62	157	6	28

Shares	2001	2000	1999	1998	1997
Number of ordinary shares, average (x 1,000)	**23,396**	23,329	23,102	22,851	22,790
Number of ordinary shares, year end (x 1,000)	**23,406**	23,347	23,277	22,854	22,841
Average number of ordinary shares outstanding (x 1,000)	**22,560**	22,818	22,576	22,362	22,556
Number of ordinary shares outstanding (x 1,000)	**21,105**	22,841	22,777	22,310	22,526
Per ordinary share outstanding € 1 nominal:					
Net result	**0.27**	5.96	10.90	1.30	1.45
Result on ordinary activities after taxation	**0.27**	2.19	– 1.37	– 0.10	0.64
Cash flow [2]	**0.27**	5.96	12.31	3.43	3.46
Dividend	**1.00**	1.00	–	0.57	0.57
Shareholders' equity [2]	**51.46**	45.53	45.26	31.91	34.14
Price / earnings ratio [2]	**57.41**	3.91	2.00	8.92	14.56

Ratios

Operating result as a % of net turnover	**–**	–	1.6	1.6	1.2
Result on ordinary activities after taxation as a % of shareholders' equity	**0.6**	4.8	neg.	neg.	2.0
Net result as a % of net turnover	**–**	–	26.5	1.8	2.1
Net result as a % of average shareholders' equity	**0.6**	13.1	28.2	3.9	4.5
Group equity as a % of balance sheet total	**93.6**	90.4	84.0	45.5	45.8
Risk-bearing funds as a % of balance sheet total	**93.6**	90.4	84.0	61.3	60.1
Debt / equity as a % [2]	**0.0**	0.0	5.0	68.0	68.2
Current assets as a % of short-term debts	**833.3**	478.6	360.0	120.4	131.7

Staff*

Number of staff at year end	**69**	73	1,056	13,511	13,082
Average number of staff	**71**	102	7,232	13,161	13,676
Average number of FTEs [2]	**66**	96	6,342	11,547	12,091
Staff expenses (x € 1 million)	**5**	4	238	408	415
Average staff expenses per FTE [2] (x € 1)	**–**	–	37,528	35,369	34,303
Net turnover per FTE [2] (x € 1)	**–**	–	146,484	140,296	129,780

* *Inclusive Nedlloyd Internal Services B.V.*

[2] *See definitions.*

Definitions:

Capital employed	=	tangible fixed assets + investments + working capital
Working capital	=	stocks + receivables – compulsory deposit – other short-term debts
Net result per share	=	net result : average number of ordinary shares outstanding
Shareholders' equity per share	=	shareholders' euity : number of ordinary shares outstanding at year end
Cash flow per share	=	(net result + depreciation) : average number of ordinary shares outstanding
Price / earnings ratio	=	share price at year end : net result per share
Debt / equity ratio	=	total interest-bearing debt : group equity
FTE	=	full-time equivalent (number of staff calculated into full-time employment)
Net Cash	=	Shareholders' equity – joint venture P&O Nedlloyd – 50% participation Martinair

THE P&O NEDLLOYD FLEET

At 1 March 2002

Type				
Container vessels				
Owned and Bareboat charters				
Name	Built	Flag*	DWT	TEU
P&O NEDLLOYD TAURANGA (74%)	1970	HK	23.016	1,436
AMERICA STAR	1971	GB	27.905	1.334
MELBOURNE STAR	1971	GB	27.905	1.334
QUEENSLAND STAR	1972	GB	28.037	1,360
SYDNEY STAR	1972	GB	27.905	1.334
BERLIN EXPRESS	1973	GB	32,713	2.113
ARIAKE (74%)	1976	GB	34,346	1,968
CITY OF CAPE TOWN	1977	GB	47,197	2,984
PALLISER BAY	1977	GB	39,712	2.485
P&O NEDLLOYD ADELAIDE	1977	BS	49,262	3,005
RESOLUTION BAY	1977	GB	38,758	2.344
HEEMSKERCK	1978	NL	49,730	3.126
MAIRANGI BAY	1978	GB	38,758	2,344
NEW ZEALAND PACIFIC	1978	BM	38,757	2,344
PEGASUS BAY	1978	IM	47,209	2,870
P&O NEDLLOYD LYTTELTON	1978	GB	25,254	1,406
NEDLLOYD HOORN	1979	BS	48,437	2,993
P&O NEDLLOYD LOS ANGELES	1980	NL	23,678	1,548
P&O NEDLLOYD LUANDA	1980	BS	18,250	991
P&O NEDLLOYD MALACCA	1981	GB	30,684	2,014
P&O NEDLLOYD TARANAKI	1981	GB	27,893	1,214
NEDLLOYD COLOMBO	1982	BS	32,841	2,157
NEDLLOYD CLARENCE	1983	BS	38,351	2,515
NEDLLOYD CLEMENT	1983	NL	37,581	2,470
P&O NEDLLOYD HOUSTON	1983	NL	29,730	1,779
P&O NEDLLOYD BUENOS AIRES	1984	NL	29,930	1,779
P&O NEDLLOYD VERA CRUZ	1984	NL	29,730	1,779
P&O NEDLLOYD BRISBANE	1985	NL	53,726	2,686
ORIENTAL BAY (*)	1989	GB	59,283	4.180
PENINSULAR BAY	1989	GB	59,283	4,180
ARAFURA (74%)	1991	GB	44,541	2,440
NEDLLOYD ASIA	1991	NL	50,620	3,604
NEDLLOYD EUROPA	1991	NL	50,620	3,604
JERVIS BAY	1992	GB	59,283	4,230
NEDLLOYD AFRICA	1992	NL	50,620	3.604
NEDLLOYD AMERICA	1992	NL	50,620	3,604
NEDLLOYD OCEANIA	1992	NL	50,620	3,604
REPULSE BAY	1992	GB	59.283	4,230
NEWPORT BAY	1993	GB	59,283	4,230
SINGAPORE BAY	1993	GB	59,283	4,230
NEDLLOYD HONGKONG	1994	NL	55.238	4,181
PROVIDENCE BAY	1994	GB	59,283	4,230
SHENZEN BAY	1994	GB	59,283	4,230
COLOMBO BAY	1995	GB	59,283	4,230
NEDLLOYD HONSHU	1995	NL	55,238	4,181
SYDNEY EXPRESS (*)	1996	IM	7,480	592
WELLINGTON EXPRESS (*)	1996	IM	7,480	592
P&O NEDLLOYD AUCKLAND (*)	1998	NL	38.250	2,890
P&O NEDLLOYD GENOA (*)	1998	GB	38.250	2,890
P&O NEDLLOYD JAKARTA (*)	1998	NL	38.250	2,890
P&O NEDLLOYD KOBE (*)	1998	GB	88.669	6.690
P&O NEDLLOYD KOWLOON	1998	NL	88.669	6.690
P&O NEDLLOYD MARSEILLE (*)	1998	GB	38.250	2,890
P&O NEDLLOYD ROTTERDAM (*)	1998	NL	88.669	6.690
P&O NEDLLOYD SOUTHAMPTON	1998	GB	88.669	6.690
P&O NEDLLOYD SYDNEY (*)	1998	NL	38.250	2.890
P&O NEDLLOYD TASMAN (*)	1999	GB	67.902	5.468
P&O NEDLLOYD BARENTSZ (*)	2000	NL	67.712	5.468
P&O NEDLLOYD DRAKE (*)	2000	GB	67.712	5.468
P&O NEDLLOYD HUDSON (*)	2000	GB	67.712	5.468
P&O NEDLLOYD MERCATOR (*)	2000	NL	67.712	5.468
P&O NEDLLOYD COOK (*)	2001	GB	88,700	6,802
P&O NEDLLOYD HOUTMAN	2001	NL	88,700	6,802
P&O NEDLLOYD SHACKLETON (*)	2001	GB	88,700	6,802
P&O NEDLLOYD STUYVESANT (*)	2001	NL	88,700	6.802
65 vessels			**3,173,395**	**221,446**

(*) = Bareboat vessels.
(%) = Partially owned.

Chartered vessels				
Name	Built	Flag*	DWT	TEU
ARGONAUT (**)	1979	US	16,605	1,236
AOTEA	1980	PA	32,014	1,842
P&O NEDLLOYD PEMBA	1984	NO	7,850	584
CHESAPEAKE BAY (**)	1985	US	36,004	2,411
DELAWARE BAY (**)	1985	US	36,004	2,411
P&O NEDLLOYD NINA	1987	LR	28,348	1,712
P&O NEDLLOYD DOUALA	1988	AG	3,056	221
BALTIMAR BOREAS	1989	BS	3,180	256
ARGANA	1991	MA	4,610	353
ENDEAVOR (**)	1991	US	31,829	1,928
ENDURANCE (**)	1991	US	31,829	1,928
HAMBURG	1991	AG	4,610	353
INGO J	1991	AG	3,200	202
P&O NEDLLOYD XIAMEN	1991	LR	44,005	2,986
CAPE BONAVISTA	1992	CY	10,481	930
CEC BLUE	1992	DK	4,110	247
ENTERPRISE (**)	1992	US	31,829	1,928
P&O NEDLLOYD PINTA	1992	NO	30,078	1,742
ANNA J	1993	AG	3,200	202
CERRINA	1993	AG	9,214	658
KARIN B	1993	DK	3,300	350
MERCOSUL PALOMETA	1993	LR	20,359	1,512
P&O NEDLLOYD CURACAO	1993	LR	12,680	1,012
P&O NEDLLOYD BEIRUT	1994	AG	21,480	1,576
P&O NEDLLOYD CARIBBEAN	1994	LR	29,744	1,808
P&O NEDLLOYD CARTAGENA	1994	HK	12,568	1,012
P&O NEDLLOYD DURBAN	1994	DE	29,744	1,895
P&O NEDLLOYD EVEREST	1994	AG	21,478	1,576

P&O NEDLLOYD GIZAN	1994	CY	5,273	373
P&O NEDLLOYD KILINDINI	1994	CY	20,185	1,388
P&O NEDLLOYD YANTIAN	1994	LR	43,369	3,424
P&O NEDLLOYD MAHE	1995	LR	20,416	1,452
P&O NEDLLOYD MOMBASA	1995	LR	20,416	1,452
P&O NEDLLOYD SEATTLE	1995	LR	44,000	3,450
P&O NEDLLOYD TAKORADI	1995	LR	22,984	1,730
P&O NEDLLOYD CAPRI	1996	LR	8,000	740
P&O NEDLLOYD CORINTH	1996	LR	7,761	740
P&O NEDLLOYD CORSICA	1996	LR	8,000	740
P&O NEDLLOYD KOWIE	1996	LR	23,000	1,728
AYNUR URKMEZ	1997	TR	8,664	580
MELPHI ECUADOR	1997	BS	5,154	364
OOCL EUROPE	1997	LR	44,700	3,607
P&O NEDLLOYD KINGSTON	1997	DE	29,700	2,052
P&O NEDLLOYD OBOCK	1997	DE	4,620	384
P&O NEDLLOYD PANAMA	1997	TR	8,664	580
P&O NEDLLOYD PANTANAL	1997	AG	34,000	2,474
P&O NEDLLOYD PARANA	1997	DE	29,700	2,052
P&O NEDLLOYD RIO GRANDE	1997	DE	29,700	2,052
P&O NEDLLOYD TRINIDAD	1997	DE	4,750	384
YARDIMCI	1997	TR	7,435	724
CITY OF STUTTGART	1998	CY	22,360	1,684
IJSSELDIJK	1998	NL	3,480	301
MERCOSUL PESCADA	1998	LR	22,984	1,730
PROVIDENCE	1998	BS	7,932	653
P&O NEDLLOYD ARICA	1998	DE	29,700	2,169
P&O NEDLLOYD CHICAGO	1998	LR	42,954	3,424
P&O NEDLLOYD CORFU	1998	SG	8,965	754
P&O NEDLLOYD EAGLE	1998	DE	34,116	2,442
P&O NEDLLOYD SANTIAGO	1998	DE	29,700	2,169
P&O NEDLLOYD SAO PAULO	1998	DE	29,700	2,169
VOLKERS	1998	AG	5,190	374
P&O NEDLLOYD LA SPEZIA	1999	LR	34,000	2,442
P&O NEDLLOYD SAN FRANCISCO	1999	LR	25,050	1,716
P&O NEDLLOYD SEOUL	1999	LR	29,700	2,169
P&O NEDLLOYD SINGAPORE	1999	LR	30,135	2,169
MOL PARAGUAY	2000	LR	33,000	2,506
MOL PARANA	2000	LR	33,000	2,506
MOL SALVADOR	2000	LR	33,000	2,506
MOL SAO PAULO	2000	LR	33,000	2,506
P&O NEDLLOYD MAGELLAN	2000	LR	67,500	5,642
P&O NEDLLOYD OLINDA	2000	LR	40,018	3,430
P&O NEDLLOYD SALERNO	2000	LR	33,917	2,452
P&O NEDLLOYD SAMARIA	2000	LR	25,050	1,716
P&O NEDLLOYD SCOTIA	2000	LR	25,050	1,716
P&O NEDLLOYD SURAT	2000	LR	40,018	3,430
P&O NEDLLOYD TORRES	2000	LR	67,500	5,642
P&O NEDLLOYD VESPUCCI	2000	LR	67,500	5,642
MOL SANTOS	2001	LR	33,000	2,506
P&O NEDLLOYD ACAPULCO	2001	LR	34,717	2,556
P&O NEDLLOYD ACONCAGUA	2001	LR	34,717	2,556
P&O NEDLLOYD ALTIPLANO	2001	DE	34,717	2,556
P&O NEDLLOYD ANDES	2001	LR	34,717	2,556
P&O NEDLLOYD ANTISANA	2001	LR	34,717	2,556
P&O NEDLLOYD ATACAMA	2001	LR	34,717	2,556
P&O NEDLLOYD BANTAM	2001	LR	40,018	3,430
P&O NEDLLOYD CHUSAN	2001	LR	40,018	3,430
P&O NEDLLOYD DEJIMA	2001	LR	40,018	3,430
P&O NEDLLOYD LAGOS	2001	AG	22,881	1,728
P&O NEDLLOYD REMUERA	2002	LR	52,800	4,112
89 vessels			**2,245,456**	**167,372**

(**) = Managed by E-Ships.

Vessels under construction

Name	Delivery	DWT	TEU
Hull 135	2003	28,000	1,712
Hull 136	2004	28,000	1,712
2 vessels		**56,000**	**3,424**

Charters under construction

Name	Delivery	DWT	TEU
P&O NEDLLOYD BOTANY	2002	52,800	4,112
P&O NEDLLOYD ENCOUNTER	2002 **	52,800	4,112
P&O NEDLLOYD MAIRANGI	2002	52,800	4,112
P&O NEDLLOYD PALLISER	2002	52,800	4,112
P&O NEDLLOYD PEGASUS	2002	52,800	4,112
P&O NEDLLOYD RESOLUTION	2002	52,800	4,112
6 vessels		**316,800**	**24,672**

* Legend:
AG = Antigua
BM = Bermuda
BS = Bahamas
CY = Cyprus
DE = Germany
DK = Denmark
GB = Great Britain
HK = Hong Kong
IM = Isle of Man
LR = Liberia
MA = Morocco
NL = The Netherlands
NO = Norway
PA = Panama
SG = Singapore
TR = Turkey
US = United States of America

CONTAINER EQUIPMENT * P&O NEDLLOYD

At 1 March 2002

Type	Dimension	Number
Dry cargo container	20 x 8'6	181,860
Dry cargo container	40 x 8'6	125,760
Dry cargo container	20 x 9'6	440
Dry cargo container	40 x 9'6	82,875
Dry cargo container	45 x 9'6	4,845
Open top container	20 x 8'6	5,140
Open top container	40 x 8'6	3,320
Ventilated container	20 x 8'6	30
Reefer/freezer container	20 x 8'6	13,780
Reefer/freezer container	40 x 8'6	2,085
Reefer/freezer container	40 x 9'6	17,280
Insulated porthole container	20 x 8' x 8'	11,105
Semi insulated porthole container	20 x 8'6	2,990
Open sided container	20 x 8'6	5
Flat rack container	20 x 8'6	1,560
Flat rack container	40 x 8'6	3,025
Hanging garments container	20 x 8'6	1,000
Hanging garments container	40 x 8'6	2,200
Tank container	20 x 8'6	270
Flat bottom container	40 x -	35
Fantainer	20 x 8'6	2,510
Fantainer	40 x 8'6	695
	Total TEU**	**706,140**

* The quantitative details are rounded-off figures, owned/leased and chartered equipment.
** Twenty foot Equivalent Units.

Colophon

Design: Studio Groen, Vlaardingen
Photography: Ben Wind, Photo Sea Sky Martin, N.P. Groen and P&O Nedlloyd
Typesetting and printing:
PlantijnCasparie Capelle a/d IJssel
Binding: Spiegelenberg B.V.

This report was printed on low chlorine paper.

ROYAL NEDLLOYD N.V.

Agenda

for the annual **General Meeting of Shareholders**
to be held on **Wednesday 8 May, 2002** at 14:00 hours
in the Rotterdam Hall of Beurs-World Trade Center, Beursplein 37 in Rotterdam.

Opening

1 (a) Report by the Executive Board over 2001
(b) Approval of the Financial Statements 2001
(c) Discharge of the Executive Board and the Supervisory Board over the bookyear 2001

2 Proposal to distribute a dividend of € 1 per ordinary share to be charged to the reserves

3 Proposal to amend the Articles of Association of the Company. The proposal includes the introduction of a bearer share certificate (Global Share)

4 Proposal to decrease the issued capital of the Company by the withdrawal of 1,934,389 ordinary shares with a nominal value of € 1 each held by the Company to complete the buy-in programme effected in 2001

5 Empowerment of the Executive Board to acquire own shares by the Company

6 Designation of the Executive Board to have power of attorney, until 1 December, 2003, to:
(a) issue ordinary shares
(b) restrict or exclude the pre-emptive right in respect of new issues of ordinary shares up to a maximum of 10% of the issued ordinary share capital as per 8 May, 2002

7 Reimbursement of members to the Supervisory Board

8 Report of the Committee of Shareholders

9 Any other business

Closure

Rotterdam, 6 March, 2002

Notes to the agenda for the annual General Meeting of Shareholders to be held on Wednesday 8 May, 2002

Agenda item 2
Since the net profit over the financial year 2001 is insufficient to fully charge a dividend of € 1 per share to the net profit, it is proposed to charge the dividend to the reserves.

Agenda item 3
The proposal to amend the Articles of Association contains the introduction of one bearer share certificate (the Global Share) representing all outstanding bearer shares in the capital of the Company and the simultaneous abolition of the CF-documents. The option to have the shares registered will be continued. In view of the proposed reduction of the issued capital (refer agenda item 4) it is also proposed to reduce the authorised capital of the Company.

For an extended explanation we refer to the Articles of Association amendment proposal, a copy whereof may be obtained from the Company Secretariat (tel. (31) (0)10 – 400.6813), from the banks mentioned in the convening notice as well as on the date of the meeting at the entrance information desk.

Agenda item 4
The proposal contains the reduction of the issued capital of the Company by way of withdrawal of 1,934,389 ordinary shares with a nominal value of € 1 each, being the shares buyed-in by the Company except for those shares which have been buyed-in to cover the obligations of the Company regarding the employee option plans as per 21 March, 2002.

For the protection of creditors a resolution regarding capital reduction is subject to a statutory opposition lodging period of two months.

For a resolution to reduce the capital at least a two third majority of the casted valid votes is required, in case less than one-half of the issued share capital is represented in the meeting.

Agenda item 5
Proposal in line with article 5 sub 1 of the Articles of Association to authorise the Executive Board for a period of 18 months, therefore, until 8 November, 2003, to acquire for valuable consideration at the Stock Exchange or otherwise, fully paid-up shares in the Company up to a quantity which according to the law and the Articles of Association, at the time of acquisition, may be maximally acquired by the company and at a price which, in respect of ordinary shares, at the time of acquisition, may not be above 110% of the Stock Exchange quotation and which, in respect of priority shares, is equal to the nominal value.

Agenda item 6
Proposal for designation of the Executive Board to have power of attorney, until 1 December, 2003:
(a) to issue – which term shall include the granting of rights to subscribe for – ordinary shares not yet subscribed for up to a maximum of the non-issued authorised capital, as it stands now or will be in the future (article 4 sub 1 Articles of Association), and
(b) to restrict or exclude the pre-emptive right in respect of new issues of ordinary shares up to a maximum during this period of ten percent (10%) of the issued ordinary share capital as per 8 May, 2002 (article 4 sub 8 Articles of Association).

Agenda item 7
Proposal to increase effective 1st July, 2002 the annual reimbursements, which have remained unchanged since the early eighties, as follows:

amounts in euros	old	new
Chairman	€ 22,828	€ 35,000
Vice Chairman	€ 21,920	€ 30,000
Member	€ 17,380	€ 25,000

Agenda item 8
The report of the Committee of Shareholders is included in the annual report.